EXHIBIT 99.1

Galapagos’ shareholders approve all resolutions proposed by the Board of Directors at the annual shareholders’ meeting

Mechelen, Belgium; 25 April 2023, 22.01 CET; Galapagos NV (Euronext & NASDAQ: GLPG) today announces the approval of all resolutions proposed at its annual shareholders’ meeting (AGM) held today at 14.00 CET.

The AGM approved, amongst other items,

  the re-appointments of Mr. Peter Guenter as non-executive independent director for a period of 4 years, and of Mr. Daniel O’Day and Dr. Linda Higgins as non-executive non-independent directors for a period of 4 years, all effective as of today the appointment of BDO Bedrijfsrevisoren BV, permanently represented by Ms. Ellen Lombaerts, as new statutory auditor of Galapagos for a period of 3 years

All documents related to the AGM can be consulted on the Galapagos website.

About Galapagos
Galapagos is a fully integrated biotechnology company focused on discovering, developing, and commercializing innovative medicines. We are committed to improving patients’ lives worldwide by targeting diseases with high unmet needs. Our R&D capabilities cover multiple drug modalities, including small molecules and cell therapies. Our portfolio comprises discovery through to commercialized programs in immunology, oncology, and other indications. Our first medicine for rheumatoid arthritis and ulcerative colitis is available in Europe and Japan. For additional information, please visit www.glpg.com or follow us on LinkedIn or Twitter.

Contacts

Media relations	Investor relations
Marieke Vermeersch	Sofie Van Gijsel
+32 479 490 603	+1 781 296 1143

Elisa Chenailler	Sandra Cauwenberghs
+41 79 853 33 54	+32 495 58 46 63
ir@glpg.com
Hélène de Kruijs
+31 6 22463921
media@glpg.com

Forward-looking statements

This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These forward-looking statements speak only as of the date of publication of this release. We expressly disclaim any obligation to update any forward-looking statements in this release, unless specifically required by law or regulation.